Mail Stop 4561

December 18, 2009

Guy M. Robert
President
SunGame Corporation
501 Silverside Road, Suite 105
Wilmington, DE 19809

> **Re:** **SunGame Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 4, 2009**
> **File No. 333-158946**

Dear Mr. Robert:

We have reviewed your amended Form S-1 and responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 18, 2009.

Calculation of Registration Fee

1.   It appears that the registration fee table references footnotes 4 and 5 which are not included in the table. Please revise.

Item 7. Selling Security Holder, page 19

2.   Please revise the table to include a total amount of shares in each column.

Notes to Financial Statements

Note 7. Stockholder's Deficiency

Common Stock, page F-9

3.   We note your response to prior comment 10. In your response you indicate that "the Company is perfectly free to issue or sell its stock at any price it pleases, so long as the corresponding consideration is accounted for." However, we note that in September 2008 you issued 1,373,000 shares of restricted common stock to a director and in October 2008 you issued 4,123,500 shares of restricted common

stock to Adversor, a company owned by Guy Robert, an employee of SunGame Corporation, in exchange for consulting services to settle $775,000 of the Company's outstanding accounts payable owed to an unrelated third party. This resulted in share issuance prices of $0.10 and $0.188 per share, respectively, as disclosed on page F-10 in your registration statement. In October 2008 you issued shares of restricted common stock for cash to a third party for $0.24 per share. As a result of these issuances occurring around the same time frame, it is not clear from your disclosure or your response how you determined that the issuance of restricted common stock to your director and Adversor was at fair value given the evidence of the cash sale. In this regard, while you are free to issue or sell stock at any prices, it is not clear whether you have accounted for the corresponding consideration accurately given the fact that these issuances were to related parties. As a result, clarify why you believe that additional stock-based compensation expense should not be recorded for the shares issued to your director and Adversor and clarify what factors or intervening events within the Company occurred that resulted in an increase in the fair value of your stock price from $0.10 a share in September 2008 to $0.24 a share in October 2008.

H. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 37

4.   Please discuss in the Results of Operations section how the company generated $25,000 in miscellaneous income during the 3-months ended September 30, 2009 as disclosed in the financial statements. In this regard, we note your disclosure that the company did not recognize revenues from operational activities during the nine months ended September 30, 2009. Explain whether you expect to continue to generate revenues from this source.

Item 17. Undertakings, page 51

5.   In response to prior comment 13, we note that you deleted the undertaking relating to Rule 430A but did not include the undertaking in Item 512(a)(5)(ii) of Regulation S-K relating to Rule 430C. Please revise or tell us why you believe this undertaking is not required.

Exhibit 5.1

6.   We note that your legality opinion by counsel indicates that you are registering up to 1,500,000 shares of the company's common stock but the registration statement indicates that you are registering 1,000,000 shares of common stock as part of the Units that you are also offering. Please revise the opinion so it is consistent with the number of shares being registered in the filing.

*   *   *   *   *

       You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

       Sincerely,

       Maryse Mills-Apenteng
       Special Counsel

cc: Via facsimile at (561) 514-0936
       Laura E. Anthony, Esq.
       Legal & Compliance, LLC